Exhibit 16.1



May 23, 2003




Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Scientific Games Corporation and, under the date of February 21, 2003, we reported on the consolidated financial statements of Scientific Games Corporation as of and for the years ended December 31, 2002 and 2001. On May 20, 2003, our appointment as principal accountants was terminated. We have read Scientific Games Corporation's statements included under Item 4 of its Form 8-K dated May 23, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Scientific Games Corporation's statements that the change was approved by the audit committee of the board of directors, Scientific Games Corporation engaged Deloitte & Touche LLP as its independent certified public accountant, and the statements made in the last paragraph under Item 4 of its Form 8-K.

Very truly yours,

KPMG LLP